UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 - Press Release: January 7, 2010
2. Exhibit 99.2 - Press Release: February 4, 2010
3. Exhibit 99.3 - Press Release: February 4, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: February 5, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1

Rare Element acquires Nuiklavik REE Project in Labrador, Canada

VANCOUVER, Jan. 7 /CNW/ - Rare Element Resources Ltd (TSX-V: RES - News) is pleased to announce the acquisition of the Nuiklavik rare-earth-element (REE) prospect from Altius Resources Inc. ("Altius"). The property is located approximately 25 kilometers from tide water and 50 kilometers from the community of Hopedale, Labrador, Canada.

Altius initiated the project in 2006 to target volcanic-hosted uranium-type deposits. Previous work in the 1980s and 1990s by the Geological Survey of Newfoundland and Labrador ("GSNL") included regional lake-sediment sampling, mapping, and various follow-up geochemical studies targeting lake-sediment anomalies. The GSNL identified and documented twenty-four yttrium-zirconium-niobium-REE, fluorine and base-metal occurrences at Nuiklavik and prepared reports which investigated REE enrichment within the Nuiklavik volcanic rocks.

The geology underlying the Nuiklavik property comprises Precambrian peralkaline volcanic and plutonic rocks. The area is geologically similar in age and geochemical character to the Strange Lake peralkaline complex, which hosts the Strange Lake REE deposit. Both the intrusive suite at Nuiklavik and the Strange Lake complex comprise circular-shaped features of peralkaline granite with elevated Zr-Y-Nb and REE geochemical signatures.

More recent work by Altius included a high resolution helicopter-borne magnetic and radiometric survey with follow up geological mapping and prospecting. This work by Altius over two field seasons resulted in the discovery of numerous additional uranium and rare-earth occurrences in both volcanic rocks and felsic dikes which cut the overlying volcanic package. Limited sampling of the felsic dikes and other felsic intrusive rocks by Altius yielded up to 1.4% zirconium oxide, 1.27% yttrium oxide, 1.15% niobium oxide, and 1.1% total rare-earth oxides with heavy REE representing up to 67% of the total rare-earth-oxide component.

Rare Element has agreed to acquire 100% of the project for the payment of 200,000 common shares and the granting of a Gross Overriding Royalty of 2% to Altius. The transaction is subject to other regulatory approvals. Rare Element plans to find a partner to explore this project as it did with the recently acquired Eden Lake REE project.

Rare Element Resources Ltd (TSX-V: RES - News) is a publicly traded mineral resource company focused on gold and strategic metals such as the rare-earth elements. Paso Rico (USA) Inc, a subsidiary of Rare Element Resources, and Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation, have entered into the Sundance gold-exploration joint venture on Rare Element Resources' Wyoming property. Newmont has the right to earn a 65% working interest in Rare Element Resources' property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing US$5 million in property work expenditures over a five-year period. Newmont also has the right to earn an additional 15% working interest by completing a positive project feasibility study.

Rare Element Resources' Bear Lodge, Wyoming property also encompasses one of the largest disseminated rare-earth occurrences in North America (M.H. Staatz, US Geological Survey Professional Paper 1049D). In parallel with the Sundance gold-focused exploration project, Rare Element Resources is independently advancing the rare-earth potential of its property with the ongoing 2009 drilling program, continuation of metallurgical testing, and initiation of engineering studies.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

Donald E Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information

refer to the Company's website at www.rareelementresources.com or contact: Donald E Ranta, President & CEO, (604) 687-3520, don@rareelementresources.com

Mark T. Brown, CFO, (604) 687-3520 ext 242, mtbrown@pacificopportunity.com

Exhibit 99.2

Eden Rare-Earth Project Airborne Geophysical Survey Delivered

VANCOUVER, Feb. 4 /CNW/ - Rare Element Resources Ltd ("Rare Element Resources" - TSX-V: RES) and Medallion Resources Ltd ("Medallion" - TSX-V: MDL) announce that they have received the basic data and initial interpretation from a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property during December 2009.

"This survey is our first contribution to the exploration of the Eden REE Project. We are eager to accelerate this initial project momentum and are compiling all available information as we plan the 2010 field exploration program," said Bill Bird, Medallion president & CEO. "A number of new geophysical anomalies were detected during the survey, including some apparently significant conductors (potential mineralization hosts). As part of our detailed analysis of the data, these will be checked against our geological data. A detailed analysis of the survey data has begun and we anticipate the findings will be valuable as we lay out drill targets in both areas of known mineralization and new areas of REE targets."

The entire 1871-hectare Eden property, plus a significant surrounding area, was covered by the survey, which was the first of its type for this property. A total of 635 line kilometres were flown. Line spacings were at 100 metres. Aeroquest International Limited, of Mississauga, Ontario, flew the survey using its AeroTEM IV/mag system, which provides time-domain electromagnetic and magnetic data that can help locate subsurface occurrences of structures and rock types that are potential hosts of rare-earth-element mineralization.

Rare Element Resources Ltd (TSX-V: RES - News) is a publicly traded mineral resource company focused on rare-earth elements and gold. In addition to the REE exploration and evaluation efforts, the Company and Newmont have entered into the Sundance gold exploration joint venture on the Company's Wyoming property. Newmont has the right to earn a 65% working interest in Rare Element Resources' property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing US$5 million in property work expenditures over a five-year period. Newmont also has the right to earn an additional 15% working interest by completing a positive project feasibility study. Gold exploration drilling began in July for the 2009 program, and rare-earth drilling began in August.

Medallion Resources Ltd (TSX-V: MDL - News) explores for rare-earth elements and other metals that are key components required by new energy-saving technologies, such as wind turbines, electric and hybrid vehicles, and heating and refrigeration systems. Increasing interest in energy conservation and environmental protection are fuelling intense interest in, and public awareness of these critical commodities. As understanding and demand increase, Medallion is well positioned to take part in potential breakthroughs in the exploration for these rare metals.

Medallion is concluding an agreement with Rare Element Resources to option a 65% interest in a joint venture to explore the Eden Lake REE property in Western Manitoba, which is a recent discovery and one of North America's ten most promising REE prospects. A very large mineralized area, high-grade assays and multiple-mineralization styles support a number of targets for mineralization over a large surface area.

ON BEHALF OF THE RARE ELEMENT ON BEHALF OF THE MEDALLION RESOURCES
RESOURCES BOARD OF DIRECTORS BOARD OF DIRECTORS

"Donald E. Ranta", PhD, PGeo, "William H Bird", PhD, PGeo,
President & CEO President & CEO

Donald E Ranta, PhD, PGeo, serves the Rare Element Board of Directors as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Rare Element management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

William H Bird, PhD, PGeo, who serves the Board of Directors of Medallion Resources as an internal, technically Qualified Person, has reviewed this release. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Medallion's future acquisition and exploration plans, objectives or goals, including words to the effect that Medallion or its management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in these statements. Such risks include expectations that may be raised by discussing potential acquisitions. Also, in order to proceed with Medallion's exploration plans, additional funding is necessary and, depending on market conditions, this funding may not be forthcoming on a schedule or on terms that facilitate Medallion's plans.

For further information
refer to Rare Element's web site http://www.rareelementresources.com/ or

contact: Mark T Brown, CFO, (604) 687-3520 ext 242, mtbrown@pacificopportunity.com

Donald E Ranta, (604) 687-3520, don@rareelementresources.com

For further information, refer to Medallion's web site http://www.medallionresources.com/ or contact: William H Bird, (888) 827-6611, williambird@medallionresources.com

Erica C Bearss, (604) 681-9558, ebearss@medallionresources.com

Exhibit 99.3

Rare Element Resources Ltd. and Medallion Resources Ltd.: Eden Rare-Earth Project Airborne Geophysical Survey Delivered

VANCOUVER, Feb. 4 /CNW/ - Rare Element Resources Ltd ("Rare Element Resources" - TSX-V: RES) and Medallion Resources Ltd ("Medallion" - TSX-V: MDL) announce that they have received the basic data and initial interpretation from a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property during December 2009.

"This survey is our first contribution to the exploration of the Eden REE Project. We are eager to accelerate this initial project momentum and are compiling all available information as we plan the 2010 field exploration program," said Bill Bird, Medallion president & CEO. "A number of new geophysical anomalies were detected during the survey, including some apparently significant conductors (potential mineralization hosts). As part of our detailed analysis of the data, these will be checked against our geological data. A detailed analysis of the survey data has begun and we anticipate the findings will be valuable as we lay out drill targets in both areas of known mineralization and new areas of REE targets."

The entire 1871-hectare Eden property, plus a significant surrounding area, was covered by the survey, which was the first of its type for this property. A total of 635 line kilometres were flown. Line spacings were at 100 metres. Aeroquest International Limited, of Mississauga, Ontario, flew the survey using its AeroTEM IV/mag system, which provides time-domain electromagnetic and magnetic data that can help locate subsurface occurrences of structures and rock types that are potential hosts of rare-earth-element mineralization.

Rare Element Resources Ltd (TSX-V: RES - News) is a publicly traded mineral resource company focused on rare-earth elements and gold. In addition to the REE exploration and evaluation efforts, the Company and Newmont have entered into the Sundance gold exploration joint venture on the Company's Wyoming property. Newmont has the right to earn a 65% working interest in Rare Element Resources' property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing US$5 million in property work expenditures over a five-year period. Newmont also has the right to earn an additional 15% working interest by completing a positive project feasibility study. Gold exploration drilling began in July for the 2009 program, and rare-earth drilling began in August.

Medallion Resources Ltd (TSX-V: MDL - News) explores for rare-earth elements and other metals that are key components required by new energy-saving technologies, such as wind turbines, electric and hybrid vehicles, and heating and refrigeration systems. Increasing interest in energy conservation and environmental protection are fuelling intense interest in, and public awareness of these critical commodities. As understanding and demand increase, Medallion is well positioned to take part in potential breakthroughs in the exploration for these rare metals.

Medallion is concluding an agreement with Rare Element Resources to option a 65% interest in a joint venture to explore the Eden Lake REE property in Western Manitoba, which is a recent discovery and one of North America's ten most promising REE prospects. A very large mineralized area, high-grade assays and multiple-mineralization styles support a number of targets for mineralization over a large surface area.

ON BEHALF OF THE RARE ELEMENT BOARD OF DIRECTORS
Donald E. Ranta, PhD, PGeo, President & CEO

ON BEHALF OF THE MEDALLION RESOURCES BOARD OF DIRECTORS
William H Bird", PhD, PGeo, President & CEO

Donald E Ranta, PhD, PGeo, serves the Rare Element Board of Directors as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Rare Element management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

William H Bird, PhD, PGeo, who serves the Board of Directors of Medallion Resources as an internal, technically Qualified Person, has reviewed this release. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Medallion's future acquisition and exploration plans, objectives or goals, including words to the effect that Medallion or its management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in these statements. Such risks include expectations that may be raised by discussing potential acquisitions. Also, in order to proceed with Medallion's exploration plans, additional funding is necessary and, depending on market conditions, this funding may not be forthcoming on a schedule or on terms that facilitate Medallion's plans.

Contact

Mark T. Brown
Rare Element Resources Ltd.
CFO
(604) 687-3520 ext 242
mtbrown@pacificopportunity.com

Donald E. Ranta
Rare Element Resources Ltd.
President & CEO
(604) 687-3520
don@rareelementresources.com
http://www.rareelementresources.com/

William H. Bird
Medallion Resources Ltd.
President & CEO
(888) 827-6611
williambird@medallionresources.com

Erica C. Bearss
Medallion Resources Ltd.
(604) 681-9558
ebearss@medallionresources.com
http://www.medallionresources.com/